UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 12)*


              ROHN Industries, Inc. (formerly UNR Industries, Inc.)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                 903-185-114
                  ---------------------------------------------
                                 (CUSIP Number)

                           John H. Laeri, Jr., Trustee
                        UNR Asbestos-Disease Claims Trust
                              100 North Lincoln Way
                          North Aurora, Illinois 60542
                                 (708) 892-5757
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 22, 1998
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box | |.

Check the following box if a fee is being paid with this statement | |. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1, (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


                               Page 1 of 4 Pages.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 12 amends and supplements the Schedule 13D filed on March 5, 1990 as amended by Amendment Nos. 1 through 11 (the "Schedule 13D") by the UNR Asbestos-Disease Claims Trust (the "Trust") with respect to the Common Stock, par value of $.01 per share (the "Common Stock"), of ROHN Industries, Inc. (formerly UNR Industries, Inc.), a Delaware corporation ("ROHN"). All capitalized terms used in this Amendment and not otherwise defined herein have the meaning ascribed to such terms in the Schedule 13D.

ITEM 4.     PURPOSE OF TRANSACTION.
-------     -----------------------

            Item 4 of the Schedule 13D is hereby amended by adding the following paragraphs immediately before the final paragraph of such Item:

            On December 22, 1998, ROHN and PiRod Holdings, Inc., a Delaware corporation ("PiRod"), entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which, upon the terms and subject to the conditions set forth therein, PiRod will be merged with and into ROHN (the "Merger"), which will continue as the surviving corporation. The Merger Agreement provides for the conversion of up to 52.5 percent of the outstanding shares of Common Stock into the right to receive $3.78 per share in cash. If the holders of more than the permitted number of shares of Common Stock elect cash, the cash will be issued proportionately to those ROHN stockholders, who will retain the balance of their shares. In addition, the outstanding shares of PiRod will be converted in the Merger into a total of approximately 7.9 million shares of Common Stock. A copy of ROHN's press release announcing the execution of the Merger Agreement is attached as Exhibit 12 hereto.

            The Trust, which beneficially owns 29,348,051 shares of Common Stock (approximately 55.6% of the outstanding shares of Common Stock as of December 28, 1998), intends to make the aforesaid cash election with respect to such shares of Common Stock.

            On December 22, 1998, the Trust and PiRod entered into a Trust Voting Agreement (the "Trust Voting Agreement"), a copy of which is attached as
Exhibit 13 hereto. Pursuant to the Trust Voting Agreement, subject to certain conditions set forth therein, the Trust agreed, among other things, to vote all of the shares of Common Stock beneficially owned by it in favor of the Merger and appointed PiRod as its proxy for this purpose. Notwithstanding the foregoing, the Trust will be obligated vote such shares as aforesaid, and PiRod will have right to vote such shares in favor of the Merger pursuant to such proxy, only if, among other things, the Bankruptcy Court shall have approved the sale pursuant to the Merger Agreement by the Trust of such shares as provided in the Plan.


                               Page 2 of 4 Pages.

            On December 22, 1998, ROHN, the Trust and certain stockholders of PiRod entered into a Stockholders Agreement, a copy of which is attached as
Exhibit 14 hereto. Pursuant to the Stockholders Agreement, effective as of the effective time of the Merger, the board of directors of ROHN will consist of ten directors and will be reconstituted as follows: (i) the Trust will have the right to designate four individuals to serve on the Board of Directors, (ii) the Bain Stockholders (as defined in the Stockholders Agreement) will have the right to designate two individuals to serve on the Board of Directors, (iii) there will be two Management Representatives (as defined in the Stockholders Agreement) and (iv) there will be two Independent Directors (as defined in the Stockholders Agreement). Thereafter, subject to certain conditions contained in the Stockholders Agreement, for so long as the Trust or the Bain Stockholders (each, a "Principal Stockholder Party") continues to beneficially own at least 20% of the then-outstanding shares of Common Stock, such Principal Stockholder Party will be entitled to four designees; for so long as such Principal Stockholder Party continues to beneficially own less than 20%, but at least 15%, of the then-outstanding shares of Common Stock, such Principal Stockholder Party will be entitled to three designees; for so long as such Principal Stockholder Party continues to beneficially own less than 15%, but at least 10%, of the then-outstanding shares of Common Stock, such Principal Stockholder Party will be entitled to two designees; and for so long as such Principal Stockholder Party continues to beneficially own less than 10%, but at least 5%, of the then-outstanding shares of Common Stock, such Principal Stockholder Party will be entitled to one designee. Pursuant to the Stockholders Agreement, ROHN has agreed to nominate directors, and the other parties to the Stockholders Agreement have agreed to vote in favor of such nominees, in accordance with the aforesaid provisions and the other terms of the Stockholders Agreement.

            Pursuant to the Stockholders Agreement, the Trust and the stockholders of PiRod that are parties to the Stockholders Agreement have agreed that, prior to the first anniversary of the effective time of the Merger, none of them will transfer any shares of Common Stock unless the Trust and the Bain Stockholders have previously consented in writing to such transfer, subject to certain exceptions set forth in the Stockholders Agreement.

            Pursuant to the Stockholders Agreement, for so long as any Principal Stockholder Party is the beneficial owner of at least 10% of the then-outstanding shares of Common Stock, ROHN has agreed not to take certain actions without the prior written consent of such Principal Stockholder Party, including the entry into a Shareholder Rights Plan, the adoption of certain by-law amendments and the entry into certain Change of Control Provisions (as defined in the Stockholders Agreement).

            The Stockholders Agreement also provides each party certain "tag-along", demand and piggyback registration rights, subject to certain conditions. Reference is made to the Stockholders Agreement for a complete description of the terms and conditions of the Stockholders Agreement.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
-------     -------------------------------------------------------------
RESPECT TO SECURITIES OF THE ISSUER.
------------------------------------

            See Item 4 above.


                               Page 3 of 4 Pages.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.
-------     ---------------------------------

            Exhibit 12 -- Press release of ROHN Industries, Inc., dated December 22, 1998.

            Exhibit 13 -- Trust Voting Agreement dated December 22, 1998 by and between PiRod Holdings, Inc. and the UNR Asbestos-Disease Claims Trust.

            Exhibit 14 -- Stockholders Agreement, dated as of December 22, 1998, by and between ROHN Industries, Inc., the UNR Asbestos-Disease Claims Trust and the other parties thereto.


                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 28, 1998

                                          UNR Asbestos-Disease Claims Trust


                                                  /S/ JOHN H. LAERI, JR.
                                          --------------------------------------
                                          John H. Laeri, Jr., Trustee Chairman












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